CBRE Clarion Securities

201 King of Prussia Road, Suite 600

Radnor, PA 19087

May 1, 2018

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Chad Eskildsen

RE:	CBRE Clarion Global Real Estate Income Fund (Investment Company Act file number 811-21465) (the “Trust” or “IGR”)

Ladies and Gentlemen:

Transmitted for filing is the Trust’s response to a comment received from Mr. Chad Eskildsen of the Commission’s staff via telephone on April 17, 2018 in relation to disclosures contained in the Trust’s factsheet and included on CBRE Clarion Securities’ website. For convenience, the comment has been restated below.

Comment:

Under Financial Highlights, the Trust’s Annual Report to Shareholders presents expense ratios including and excluding interest expense. On the CBRE Clarion website and in IGR factsheets, the expense ratio presented is labeled as that including interest expense, but the figure presented is actually the expense ratio excluding interest expense. The figure presented is 1.16%. The correct figure is 1.43%.

Response:

CBRE Clarion has corrected the error and provided additional guidance to the associates responsible for the factsheet and website.

* * * * * * * * * *

We hope you find this letter responsive to the comment. Should you have any questions or comments regarding these responses, please contact the undersigned at 610.995.8935 or william.zitelli@cbreclarion.com.

Sincerely,

/s/ William E. Zitelli

William E. Zitelli

Chief Compliance Officer